20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

Our Ref: GSD/TCHL/4823
12th December 2007

[redacted]

BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary
Encl.

dlw 1/3

File No. 82-3528

Annex A to Letter to the SEC
dated 12th December 2007
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Preliminary Announcement
for the Six Months Ended 30th September 2007

Date : 12th December 2007

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2007

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2007.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th September 2007

		(Unaudited) Six Months Ended	
	Note	**30/9/2007 HK$ Million**	**30/9/2006 HK$ Million**
Turnover	*2*	149.1	119.0
Cost of property sales		(30.6)	(19.8)
Property expenses		(27.5)	(29.0)
Gross profit		91.0	70.2
Other income		4.8	1.7
Administrative expenses		(20.3)	(17.7)
Write-back of provision against properties for sale		28.2	31.2
Write-back of impairment loss on leasehold land		34.0	37.6
Fair value gains on investment properties		–	0.4
Operating profit	*3*	137.7	123.4
Finance costs		(3.8)	(3.0)
Share of results of associates		56.0	45.0
Profit before income tax		189.9	165.4
Income tax expense	*4*	(26.9)	(23.9)
Profit attributable to equity holders of the Company		**163.0**	**141.5**
Dividends			
Interim, proposed, of HK 9 cents (2006: HK 8 cents) per ordinary share		55.6	49.4
Earnings per share (Basic and Diluted)	*5*	26.4¢	22.9¢

CONSOLIDATED BALANCE SHEET

As at 30th September 2007

	Note	(Unaudited) 30/9/2007 HK$ Million	(Audited) 31/3/2007 HK$ Million
Non-current assets			
Property, plant and equipment		1.8	1.9
Investment properties		154.5	154.5
Leasehold land		1,483.4	1,477.6
Associates		70.3	63.4
Available-for-sale financial assets		114.7	114.0
Deferred income tax assets		2.1	4.5
Mortgage loans receivable		11.8	12.8
		1,838.6	1,828.7
Current assets			
Properties for sale		1,526.8	1,520.2
Properties under development		273.1	228.6
Mortgage loans receivable		0.3	0.3
Debtors, deposits and prepayments	6	44.3	144.3
Amount due from an associate		6.3	6.3
Bank balances and cash		318.9	143.2
		2,169.7	2,042.9
Current liabilities			
Creditors, deposits and accruals	7	83.9	79.9
Borrowings	8	228.5	327.1
Current income tax liabilities		45.8	27.6
		358.2	434.6
Net current assets		1,811.5	1,608.3
Total assets less current liabilities		3,650.1	3,437.0
Non-current liabilities			
Borrowings	8	111.5	–
Deferred income tax liabilities		4.5	4.4
		116.0	4.4
Net assets		3,534.1	3,432.6
Equity			
Share capital		61.7	61.7
Retained profits		3,056.8	2,949.4
Other reserves		360.0	359.7
Proposed dividend		55.6	61.8
Total equity		3,534.1	3,432.6

Notes:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed financial statements should be read in conjunction with the 2007 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31st March 2007 except for the adoption of certain new standards, amendments and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and are mandatory for accounting periods beginning on or after 1st January 2007. The Group has assessed the impact of the adoption of these new standards, amendments and interpretations and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) "Presentation of Financial Statements: Capital Disclosures" and HKFRS 7 "Financial Instruments: Disclosures" requires additional disclosures to be made in the annual financial statements.

Certain new standards, amendments and interpretations under HKFRS have been issued but are not effective for the year ending 31st March 2008 and these have not been early adopted by the Group. The Group is in the process of assessing the impact of these new standards, amendments and interpretations on its results of operations and financial position.

2. TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

(a) Primary reporting format – business segments

	Six Months Ended 30/9/2007				
	Property development and leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	146.1	3.0	-	-	149.1
Segment results before provision	70.1	1.7	-	3.8	75.6
Write-back of provision against properties for sale	28.2	-	-	-	28.2
Write-back of impairment loss on leasehold land	34.0	-	-	-	34.0
Segment results	132.3	1.7	-	3.8	137.8
Unallocated costs					(0.1)
Operating profit					137.7
Finance costs					(3.8)
Share of results of associates	0.4	-	55.6	-	56.0
Profit before income tax					189.9
Income tax expense					(26.9)
Profit attributable to equity holders of the Company					163.0

	Six Months Ended 30/9/2006				
	Property development and leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	115.9	3.1	-	-	119.0
Segment results before provision	52.6	1.9	-	(0.2)	54.3
Write-back of provision against properties for sale	31.2	-	-	-	31.2
Write-back of impairment loss on leasehold land	37.6	-	-	-	37.6
Fair value gains on investment properties	0.4	-	-	-	0.4
Segment results	121.8	1.9	-	(0.2)	123.5
Unallocated costs					(0.1)
Operating profit					123.4
Finance costs					(3.0)
Share of results of associates	0.1	-	44.9	-	45.0
Profit before income tax					165.4
Income tax expense					(23.9)
Profit attributable to equity holders of the Company					141.5

(b) *Secondary reporting format – geographical segments*

	Turnover Six Months Ended		Operating results Six Months Ended	
	30/9/2007 HK$ Million	30/9/2006 HK$ Million	30/9/2007 HK$ Million	30/9/2006 HK$ Million
Hong Kong	149.0	118.7	142.2	126.8
United States of America	0.1	0.3	(4.5)	(3.4)
	149.1	119.0	137.7	123.4

3. OPERATING PROFIT

Operating profit is stated after charging the following:

	Six Months Ended	
	30/9/2007 HK$ Million	30/9/2006 HK$ Million
Amortisation of leasehold land	15.2	15.0
Depreciation	0.3	0.3

4. INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates prevailing in the countries in which the Group operates. No overseas tax has been made as the Group had no estimated assessable profit for both periods.

	Six Months Ended	
	30/9/2007 HK$ Million	30/9/2006 HK$ Million
Current income tax		
Hong Kong profits tax	24.4	15.5
Deferred income tax	2.5	8.4
	26.9	23.9

The Group's share of income tax expense attributable to associates for the six months ended 30th September 2007 of HK$7.6 million (2006: HK$9.3 million) is included in the consolidated profit and loss account as share of results of associates.

5. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to equity holders of the Company of HK$163.0 million (2006: HK$141.5 million) and ordinary shares in issue of 617,531,425 (2006: 617,531,425). There were no potential dilutive ordinary shares outstanding during the period (2006: Nil).

6. DEBTORS, DEPOSITS AND PREPAYMENTS

	30/9/2007 HK$ Million	31/3/2007 HK$ Million
Debtors, aged		
0–3 months	35.9	112.9
Over 3 months	–	18.3
	35.9	131.2
Deposits and prepayments	8.4	13.1
	44.3	144.3

The carrying amounts of debtors and deposits approximate their fair value.

Credit terms given to customers vary and are generally ranged from 3 to 6 months.

There is no concentration of credit risk with respect to debtors, as the Group has a large number of customers.

7. CREDITORS, DEPOSITS AND ACCRUALS

	30/9/2007 HK$ Million	31/3/2007 HK$ Million
Creditors, aged		
0–3 months	6.2	3.9
Over 3 months	3.4	1.9
	9.6	5.8
Deposits and accruals	74.3	74.1
	83.9	79.9

The carrying amounts of creditors, deposits and accruals approximate their fair value.

8. BORROWINGS

	30/9/2007 HK$Million	31/3/2007 HK$Million
Non-current		
Bank loans		
– unsecured	17.9	–
– secured	93.6	–
	111.5	–
Current		
Bank loans		
– unsecured	50.0	60.0
– secured	178.5	267.1
	228.5	327.1
Total borrowings	340.0	327.1

The maturity of borrowings is as follows:

	30/9/2007 HK$Million	31/3/2007 HK$Million
Within one year	228.5	327.1
In the second year	49.9	–
In the third to fifth year	61.6	–
	340.0	327.1

The carrying amounts of borrowings approximate their fair value.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK 9 cents per share, representing an increase of 13% over last year. The said interim dividend is payable on 1st February 2008.

REGISTER OF MEMBERS

The Register of Members will be closed from 7th January 2008 to 10th January 2008, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 4th January 2008 in order that they may receive their dividend entitlement.

MANAGEMENT DISCUSSION AND ANALYSIS

Interim Results

The Group's unaudited profit attributable to equity holders of the Company for the six months ended 30th September 2007 amounted to HK$163.0 million. This represents an increase of 15% over the profit of HK$141.5 million for the same period in 2006. The improvement in earnings is mainly due to the improvements in the property market and the hotel industry in Hong Kong.

The Group's interest in Sheraton-Hong Kong Hotel is stated at cost less accumulated depreciation and amortisation on the hotel land and buildings in accordance with the current accounting standards.

In order to fully reflect the underlying economic values of the Group's hotel properties, the Group considers it appropriate also to present to shareholders, as set out below, supplementary information on the Group's statement of net assets on the basis that the Group were to state its hotel properties at their open market valuations as at 31st March 2007.

	30/9/2007 (Unaudited) HK$ Million	31/3/2007 (Unaudited) HK$ Million
Non-current assets, including interest in associates	1,838.6	1,828.7
Add: Attributable revaluation surplus relating to hotel properties*	1,948.5	1,938.3
	3,787.1	3,767.0
Current assets	2,169.7	2,042.9
Current liabilities	(358.2)	(434.6)
Net current assets	1,811.5	1,608.3
Total assets less current liabilities	5,598.6	5,375.3
Non-current liabilities	(116.0)	(4.4)
Net assets as if the hotel properties were stated at open market value	5,482.6	5,370.9
Net assets per ordinary share as if the hotel properties were stated at open market value	HK$8.88	HK$8.70

* *Based on open market valuations as at 31st March 2007.*

Property Development

Superstructure work at the luxury residential project at Plunkett's Road on the Peak has been finished and construction work is expected to be completed in the second half of the financial year. Recent sales at the Peak have achieved record prices. With high stock prices and strong economy, we expect this trend to continue.

The planning and rezoning of Stage One of French Valley Airport Center in California is expected to be finalized in the near future and site grading work will commence in the first quarter of 2008.

Hotel

As the supply of new 5-star hotels is going to be limited over the next few years and with increasing tourist arrivals, the Sheraton-Hong Kong Hotel, in which your Group has 35% interest, will continue to perform well in the next few years. The Olympic Games in 2008 and the East Asian Games in 2009 are expected to boost hotel occupancy.

The shopping mall at the Sheraton-Hong Kong Hotel will be upgraded next year. This will enhance its image and rental incomes.

High-tech Investments

The recovery of the U.S. high-tech sector is continuing. Some funds that we have invested in have realized the value of some of their companies, such as DivX, Inc., Acme Packet, Inc. and Hansen Medical, Inc. through IPO's or sale. We expect satisfactory improvement in return on our investments in this sector.

Prospects

In view of the current trend, the three strongest sectors of the Hong Kong property market over the next few years are offices, super-luxurious housing and 5-star hotels, which your Group has been concentrating on. These three sectors show no sign of overheating as the prices here in Hong Kong are substantially lower than those in other financial centres such as London.

As a result, the financial position of your Group is very sound and solid. This will enable your Group to take advantage of any new opportunities in the future.

LIQUIDITY AND FINANCIAL RESOURCES

At 30th September 2007, the Group's borrowings net of cash was HK$21.1 million as compared with HK$183.9 million at 31st March 2007. 67.2% of the Group's borrowings were payable within one year and 32.8% were payable between two to five years. Approximately 86.5% of the Group's borrowings were denominated in Hong Kong dollars and the remaining 13.5% were in United States dollars. The US dollar loans are directly tied in with the business of the Group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2007, amounted to HK$434.8 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 9.6% at 30th September 2007, compared to 9.5% at 31st March 2007.

Certain leasehold land, properties for sale, properties under development and investment properties of the Group with a carrying value of HK$1,172.9 million (31st March 2007: HK$1,137.3 million) have been pledged to banks as security for facilities granted to the extent of HK$459.1 million (31st March 2007: HK$449.1 million) against which HK$272.1 million (31st March 2007: HK$267.1 million) has been utilised at the balance sheet date.

HUMAN RESOURCES

The Group, excluding associates, employs a total of 242 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$24.8 million for the period ended 30th September 2007. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company did not redeem any of its shares during the period. Neither the Company nor any of its subsidiaries purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim financial statements.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

During the period, the Company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 to the Listing Rules of the Stock Exchange except in relation to the followings:

(1) Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The Company does not have a separate Chairman and Chief Executive Officer and Mr. David Pun Chan currently holds both positions. The Board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the Company's strategies to grasp business opportunities efficiently and promptly. Such arrangement, which has been adopted by many local and international corporations, enables the Company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(2) Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election.

Non-executive Directors of the Company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

(3) Under the second part of code provision A.4.2 of the CG Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Every Director of the Company, including those appointed for a specific term (save for any chairman or managing director under the Company's Private Act which was enacted in Bermuda in 1990), shall be subject to retirement by rotation at least once every three years. Pursuant to section 4(g) of the Private Act of the Company, any chairman or any managing director of the Company shall not be subject to retirement by rotation under the Bye-laws.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules of the Stock Exchange. All Directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 12th December 2007

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.

END